UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Melco PBL Entertainment (Macau) Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 500,000,000 (Crown Entertainment Group Holdings Proprietary Limited and/or PBL Asia Investments Limited may also be deemed to have sole voting power with respect to these shares)
6. Shared Voting Power 510,746,156 (including shares disclaimed, see Item 4 below)

  7.    Sole Dispositive Power

                500,000,000 (Crown Entertainment Group Holdings Proprietary Limited and/or

                PBL Asia Investments Limited may also be deemed to have sole voting power with respect to these shares)

8. Shared Dispositive Power 510,746,156 (including shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,746,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒
11.	Percent of Class Represented by Amount in Row (9) 38.7%
12.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Crown Entertainment Group Holdings Proprietary Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 500,000,000 (Crown Limited and/or PBL Asia Investments Limited may also be deemed to have sole voting power with respect to these shares)
6. Shared Voting Power 510,746,156 (including shares disclaimed, see Item 4 below)
7. Sole Dispositive Power 500,000,000 (Crown Limited and/or PBL Asia Investments Limited may also be deemed to have sole voting power with respect to these shares)
8. Shared Dispositive Power 510,746,156 (including shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,746,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒
11.	Percent of Class Represented by Amount in Row (9) 38.7%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). PBL Asia Investments Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 500,000,000 (Crown Limited and/or Crown Entertainment Group Holdings Proprietary Limited may also be deemed to have sole voting power with respect to these shares)
6. Shared Voting Power 510,746,156 (including shares disclaimed, see Item 4 below)
7. Sole Dispositive Power 500,000,000 (Crown Limited and/or Crown Entertainment Group Holdings Proprietary Limited may also be deemed to have sole voting power with respect to these shares)
8. Shared Dispositive Power 510,746,156 (including shares disclaimed, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 510,746,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☒
11.	Percent of Class Represented by Amount in Row (9) 38.7%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G5974W 10 3

1.	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (entities only). Melco PBL SPV Limited - Not applicable
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (see Item 8 below) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 10,746,156 (representing shares jointly controlled by PBL Asia Investments Limited and Melco Entertainment and Leisure Group Limited, see Item 4 below)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 10,746,156 (representing shares jointly controlled by PBL Asia Investments Limited and Melco Entertainment and Leisure Group Limited, see Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,746,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9) 0.8%
12.	Type of Reporting Person (See Instructions) CO

Item 1	(a)	Name of Issuer:

Melco PBL Entertainment (Macau) Limited

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

36th Floor, The Centrium 60 Wyndham Street Central Hong Kong

Item 2	(a)	Name of Person Filing:

Crown Limited (“Crown”)

Crown Entertainment Group Holdings Proprietary Limited (“Crown Entertainment”)

PBL Asia Investments Limited (“PBL Asia”)

Melco PBL SPV Limited (“SPV”)

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

Crown Limited Level 3, Crown Towers 8 Whiteman Street Southbank, Victoria 3006 Australia

Crown Entertainment Group Holdings Proprietary Limited Level 3, Crown Towers 8 Whiteman Street Southbank, Victoria 3006 Australia

PBL Asia Investments Limited c/o Walkers SPV Limited Walker House, Mary Street George Town Grand Cayman Cayman Islands

Melco PBL SPV Limited Walker House 87 Mary Street George Town Grand Cayman KY1-9002

Item 2	(c)	Citizenship:

Crown – Australia

Crown Entertainment– Australia

PBL Asia – Cayman Islands

SPV – Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary Shares (the “Ordinary Shares”)

Item 2	(e)	CUSIP Number:

The CUSIP number for the Ordinary Shares is G5974W103. The CUSIP number for the Issuer’s American depositary shares, each representing three Ordinary Shares, is 585464100.

Item 3.		Not Applicable

Item 4.	Ownership:

The following sets forth the information with respect to the beneficial ownership of the Ordinary Shares by the Reporting Person as of December 31, 2007.

Reporting Person	Amount Beneficially Owned	Percentage of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Crown	510,746,156	38.7%	500,000,000	510,746,156*†	500,000,000	510,746,156*†
Crown Entertainment	510,746,156	38.7%	500,000,000	510,746,156*†	500,000,000	510,746,156*†
PBL Asia	510,746,156	38.7%	500,000,000	510,746,156*†	500,000,000	510,746,156*†
SPV	10,746,156	0.8%	0	10,746,156†	0	10,746,156†

(1)     Percent of class calculated based on 1,320,938,903.6 Ordinary Shares outstanding as of December 31, 2007.

PBL Asia is the record holder of 500,000,000 Ordinary Shares. PBL Asia is a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown. Either or both Crown Entertainment and Crown, through their ownership of PBL Asia, may be deemed, for the purposes of Rule13d-3 under the Act, to beneficially own the Ordinary Shares held by PBL Asia. Crown is listed on the Australian Stock Exchange.

*        On December 12, 2007, the Issuer, PBL Asia, Crown, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), a British Virgin Islands company, and Melco International Development Limited (“Melco”), a Hong Kong company, entered in to an amended and restated shareholders’ deed (the “Shareholders’ Deed”). See Exhibit 2 to this Schedule 13-G. Pursuant to the Shareholders’ Deed, PBL Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause PBL Asia and Crown to be deemed to share voting and dispositive power over 500,000,000 Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13d-3 under the Act. Each of PBL Asia and Crown expressly disclaims beneficial ownership of any Ordinary Shares held by Melco Leisure and Melco pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that either PBL Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Crown’s interest in PBL Asia is held through its direct and wholly owned subsidiary, Crown Entertainment.

†        Pursuant to the Shareholders’ Deed Relating to Melco PBL SPV Limited (“SPV Shareholders’ Deed”), which is dated as of July 30, 2007 and attached hereto as Exhibit 3, SPV, a special purpose vehicle, is owned 50% by PBL Asia (a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown) and 50% by Melco Leisure (a direct and wholly owned subsidiary of Melco). The voting and dispositive power over 10,746,156 Ordinary Shares beneficially owned by SPV is jointly shared by PBL Asia, Crown Entertainment and Crown on the one hand, and Melco Leisure and Melco, on the other.

See also Item 8 below.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Pursuant to the Shareholders’ Deed, PBL Asia and Crown, on the one hand, agreed with Melco Leisure and Melco, on the other hand, on voting shares for board nominees and certain matters relating to disposal of shares, which agreements may cause the parties to be deemed to constitute a group within the meaning of Section 13(d)(3) of the Act. The existence of such group may cause either or both PBL Asia and Crown to be deemed the beneficial owner of 500,000,000 Ordinary Shares beneficially owned by Melco Leisure and Melco for the purposes of Rule 13-d5 under the Act. Each of PBL Asia and Crown acknowledges the potential attribution of Ordinary Shares beneficially owned by Melco Leisure and Melco but expressly disclaims beneficial ownership of any such Ordinary Shares, and the filing of this statement shall in no way be construed as an admission that either PBL Asia or Crown is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares. Neither Melco Leisure nor Melco is a reporting person on this statement.

PBL Asia is the record holder of 500,000,000 Ordinary Shares. PBL Asia is the direct and wholly owned subsidiary of Crown Entertainment, and Crown Entertainment is the direct and wholly owned subsidiary of Crown. PBL Asia, Crown Entertainment, and Crown may be deemed to constitute a group within the meaning of Section 13(d)(3).

Because, pursuant to the SPV Shareholders’ Deed, the SPV is owned 50% by PBL Asia (a direct and wholly owned subsidiary of Crown Entertainment and an indirect and wholly owned subsidiary of Crown) and 50% by Melco Leisure (a direct and wholly owned subsidiary of Melco), SPV, PBL Asia, Crown Entertainment and Crown on the one hand, and SPV, Melco Leisure and Melco on the other, may be deemed to constitute a group within the meaning of Section 13(d)(3).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

For and on Behalf of CROWN LIMITED

By:	/s/ John Alexander
Name:	John Alexander
Title:	Director

For and on Behalf of CROWN ENTERTAINMENT GROUP HOLDINGS PROPRIETARY LIMITED

By:	/s/ Geoff Kleemann
Name:	Geoff Kleemann
Title:	Director

For and on Behalf of PBL ASIA INVESTMENTS LIMITED

By:	/s/ Geoff Kleemann
Name:	Geoff Kleemann
Title:	Director

For and on Behalf of
MELCO PBL SPV LIMITED

By:	/s/ Geoff Kleemann
Name:	Geoff Kleemann
Title:	Director

Exhibit Index

Exhibit No.	Description
1.	Agreement with respect to filing of Schedule 13G, dated as of February 12, 2008, between Crown Limited, Crown Entertainment Group Holdings Proprietary Limited and PBL Asia Investments Limited

2.	Amended and Restated Shareholders’ Deed Relating to Melco PBL Entertainment (Macau) Limited

3.	Shareholders’ Deed Relating to Melco PBL SPV Limited